Dreyfus Founders Mid-Cap Growth Fund

Pursuing capital appreciation through
investments in mid–cap growth companies

PROSPECTUS May 1, 2001

Class A, B, C, R and T Shares

Dreyfus Founders Mid-Cap Growth Fund

Ticker Symbols

Class A:	FRSDX
Class B:	FRSFX
Class C:	FRSCX
Class R:	FRSRX
Class T:	FRSVX

Contents

The Fund

For More Information

Information on the fund's recent strategies and holdings can be found in the current annual/semiannual report. See back cover.

The Fund



INVESTMENT APPROACH

The fund seeks capital appreciation by emphasizing investments in equity securities of medium-size companies with favorable growth prospects. The fund normally invests at least 65% of its total assets in equity securities of companies having a market capitalization within the capitalization range of companies comprising the Standard & Poor's MidCap 400 Index. The fund also may invest in larger or smaller companies if they represent better prospects for capital appreciation. The fund may invest up to 30% of its total assets in foreign securities, with no more than 25% of its total assets invested in the securities of any one foreign country.

Founders Asset Management LLC ("Founders") manages the fund using a "growth style" of investing. Founders uses a consistent, "bottom-up" approach to build equity portfolios, searching one by one for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is generally available only to shareholders who have continuously maintained an account with any Dreyfus Founders fund since December 30, 1999. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.



MAIN RISKS

The primary risks of investing in this fund are:

- **Small and medium-size company risk.** While small and medium-size companies may offer greater opportunity for capital appreciation than larger and more established companies, they also involve greater risks of loss and price fluctuations. Small companies, and to an extent medium-size companies, may be in the early stages of development; may have limited product lines, markets or financial resources; and may lack management depth. These companies may be more affected by intense competition from larger companies, and the trading markets for their securities may be less liquid and more volatile than for securities of larger companies. This means that the fund could have greater difficulty selling a security of a small or medium-size issuer at an acceptable price, especially in periods of market volatility. Also, it may take a substantial period of time before the fund realizes a gain on an investment in a small or medium-size company, if it realizes any gain at all.

- **Sector risk.** Securities of companies within specific sectors of the economy can perform differently from the overall market. The technology sector's performance in recent years is an example. Certain sectors may perform differently from the broader market due to changes in such things as the regulatory or competitive environment or to changes in investor perceptions regarding a sector. Because the fund may own more securities in certain industry sectors than others, the fund's performance may be more susceptible to any developments which affect those sectors emphasized by the fund.

- **Initial public offerings.** The fund invests in initial public offerings ("IPOs"). Part of the fund's historical performance is due to the fund's purchase of securities sold in IPOs. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs in which the fund invests, whether and to what extent a security purchased in an IPO appreciates in value, and the asset base of the fund. There is no guarantee that the fund's investments in IPOs, if any, will continue to have a similar impact on the fund's performance.

Key concepts

Growth stock: stock of a corporation that has exhibited faster-than-average gains in earnings over the last few years and is expected to continue to show high levels of profit growth.

"Bottom-up" approach: choosing fund investments by analyzing the fundamentals of individual companies one by one rather than focusing on broader market themes.

Medium-size companies: generally, companies that have market capitalizations between $2.2 billion and $9 billion. This range may fluctuate depending on changes in the value of the stock market as a whole.



PAST PERFORMANCE

The following information provides an indication of the risks of investing in the fund. The first table shows the fund's Class A performance for its first full year of operations. The performance figures do not reflect sales loads, and would be lower if they did. As Classes A, B, C, R and T have only one year of operations, year-by-year performance for the fund's Class F shares, which are not offered by this prospectus, is provided in the second table. Performance for Class A, B, C, R and T shares would have varied from, and may have been lower than, the performance of Class F shares due to differences in sales charges and expenses. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.

The following information compares the performance of each share class to a broad measure of market performance and to a mid-cap growth index. These returns include applicable sales loads. Class F performance results have been adjusted to include the maximum sales load that would have been payable had a sales load been imposed. Class F shares are not offered by this prospectus. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.



Year-by-year total return *as of 12/31 each year (%)*
Class A shares

| | | | | | | | | | |
|91|92|93|94|95|96|97|98|99|00|

-23.40

Best Quarter:	Q1 '00	**+11.52%**
Worst Quarter:	Q4 '00	**-23.49%**



Year-by-year total return *as of 12/31 each year (%)*
Class F shares

63.66   8.30   16.02   -4.90   25.69   15.33   16.40   -1.73   42.27   -23.69

| | | | | | | | | | |
|91|92|93|94|95|96|97|98|99|00|

Best Quarter:	Q4 '99	**+33.99%**
Worst Quarter:	Q3 '98	**-29.87%**

Average annual total returns *as of 12/31/00*

	1 Year	5 Years	10 Years
Class A★	**-27.80%**	–	–
Class B★	**-27.18%**	–	–
Class C★	**-24.14%**	–	–
Class R★	**-23.28%**	–	–
Class T★	**-27.22%**	–	–
Class F★★	**-28.07%**	**6.18%**	**12.74%**
S&P MidCap 400 Index★★★	**17.51%**	**20.41%**	**19.86%**
Russell MidCap Growth Index★★★	**-11.75%**	**17.77%**	**18.10%**

  ★ *Inception date 12/31/99.*

 ★★ *Inception date 9/8/61; adjusted for sales load.*

★★★ *The Standard & Poor's (S&P) MidCap 400 Index is an unmanaged group of 400 domestic stocks chosen for their market size, liquidity, and industry group representations. The Russell MidCap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *as a % of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *as a % of purchase or sale price, whichever is less*	none[1]	4.00	1.00	none	none[1]
Maximum sales charge on reinvested dividends/distributions	none	none	none	none	none
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	0.78	0.78	0.78	0.78	0.78
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses[2]	0.26	0.26	0.26	0.25	0.27
Total annual fund operating expenses[3]	1.29	2.04	2.04	1.03	1.55

[1] Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.

[2] These expenses include custodian, transfer agency and accounting agent fees, and other customary fund expenses.

[3] Fund expenses were reduced by expense offsets from credits earned on uninvested cash held overnight at the custodian. After applying these credits, total annual fund operating expenses were: Class A — 1.25%, Class B — 1.99%, Class C — 2.00%, Class R — 1.00% and Class T — 1.50%. The custody agreement pursuant to which these credits were made available may be terminated by the fund or the custodian on 90 days' notice.

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$699	$960	$1,242	$2,042
Class B				
with redemption	$607	$940	$1,298	$2,369*
without redemption	$207	$640	$1,098	$2,369*
Class C				
with redemption	$307	$640	$1,298	$2,369
without redemption	$207	$640	$1,098	$2,369
Class R	$105	$328	$569	$1,259
Class T	$601	$917	$1,257	$2,212

* Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Key concepts

Management fee: a fee paid to Founders for managing the fund's portfolio.

Rule 12b-1 fee: the fee paid to finance the sale and distribution of Class B, C and T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Class A, B, C and T shares.

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.



This section discusses other investment strategies used by the fund and provides in more detail the risks associated with those strategies. The Statement of Additional Information contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

Hedging and derivative instruments. The fund can enter into futures contracts and forward contracts, and may purchase and/or write (sell) put and call options on securities, securities indexes, futures contracts, and foreign currencies. These are sometimes referred to as "derivative" instruments, since their values are derived from an underlying security, index, or other financial instrument. The fund may use derivative instruments to engage in hedging strategies but does not use them for speculative purposes. The fund has limits on their use and is not required to use them in seeking its investment objective.

Certain strategies may hedge the fund's portfolio against price fluctuations. Other derivative strategies, such as buying futures and call options, would tend to increase the fund's exposure to the securities market. Forward contracts may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading involves the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause a fund to lose money on its investments and/or increase the volatility of its share price. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market.

The fund's investments in derivatives is subject to an internal derivatives policy, which may be changed by the fund's board without shareholder approval.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange traded funds, subject to the limitations of the Investment Company Act of 1940. The fund's purchase of securities of other investment companies may result in the payment of additional management and distribution fees.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than some other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rate for 2000 is included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Stock market risk.** The value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence.

- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.

- **Investment style risk.** Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably from other equity funds using different investment styles.



MANAGEMENT

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 2930 East Third Avenue, Denver, Colorado 80206.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc. (the "company"), as well as serving as adviser or sub-adviser to a number of other investment companies and private accounts. Founders is the growth specialist affiliate of The Dreyfus Corporation, a leading mutual fund complex with more than $150 billion in its mutual fund portfolios as of December 31, 2000. Founders and Dreyfus are investment subsidiaries of Mellon Financial Corporation, a broad-based global financial services company.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2000 was 0.78% of the fund's average daily net assets.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of members of the investment department, including portfolio managers, portfolio traders and research analysts. Each individual shares ideas, information, knowledge and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio manager. Through participation in the team process, the manager uses the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

Kevin S. Sonnett, vice president of investments and chartered financial analyst, has been the fund's portfolio manager since December 1999. Mr. Sonnett joined Founders in February 1997 as an equity analyst for the small- and mid-cap investment team. Before joining Founders, Mr. Sonnett was an equity analyst with the Colorado Public Employees Retirement Association from 1995 to 1997.

Founders has a personal securities trading policy (the "Policy") which restricts the personal securities transactions of its employees. Its primary purpose is to ensure that personal trading by Founders employees does not disadvantage any Founders-managed fund. Founders portfolio managers and other investment personnel who comply with the Policy's preclearance and disclosure procedures may be permitted to purchase, sell or hold certain types of securities which also may be held in the fund(s) they advise.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the year ended December 31, 2000. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. The financial information has been audited by PricewaterhouseCoopers LLP, whose report and the fund's financial statements are included in the fund's 2000 annual report, which is available upon request.

Class A	Year Ended December 31, 2000
Per-Share Data ($)	
Net asset value − beginning of period	8.68
Income from investment operations: Net investment income (loss)	(0.02)
Net gains (losses) on securities (both realized and unrealized)	(2.05)
Total from investment operations	(2.07)
Less distributions: From net investment income	0.00
From net realized gains	(1.40)
In excess of net realized gains	(0.83)
Total distributions	(2.23)
Net asset value − end of period	4.38
Total return (%)[1]	(23.40)
Ratios/Supplemental Data	
Net expenses to average net assets (%)[2]	1.25
Gross expenses to average net assets (%)[2]	1.29
Ratio of net investment income (loss) to average net assets (%)	(0.74)
Portfolio turnover rate (%)[3]	226
Net assets − end of period ($ x 1,000)	625

[1] Sales charges are not reflected in total return.

[2] Ratio of net expenses to average net assets reflects reductions in the fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of the fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

[3] "Portfolio turnover rate" is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class B		*Year Ended* *December 31,* **2000**
Per-Share Data ($)		
Net asset value – beginning of period		8.68
Income from investment operations:	Net investment income (loss)	(0.04)
	Net gains (losses) on securities (both realized and unrealized)	(2.09)
Total from investment operations		(2.13)
Less distributions:	From net investment income	0.00
	From net realized gains	(1.40)
	In excess of net realized gains	(0.83)
Total distributions		(2.23)
Net asset value – end of period		4.32
Total return (%)[1]		(24.14)
Ratios/Supplemental Data		
Net expenses to average net assets (%)[2]		1.99
Gross expenses to average net assets (%)[2]		2.04
Ratio of net investment income (loss) to average net assets (%)		(1.47)
Portfolio turnover rate (%)[3]		226
Net assets – end of period ($ x 1,000)		1,047

[1] *Sales charges are not reflected in total return.*

[2] *Ratio of net expenses to average net assets reflects reductions in the fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of the fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.*

[3] *"Portfolio turnover rate" is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

		Year Ended December 31,
Class C		2000
Per-Share Data ($)		
Net asset value − beginning of period		8.68
Income from investment operations:	Net investment income (loss)	(0.04)
	Net gains (losses) on securities (both realized and unrealized)	(2.09)
Total from investment operations		(2.13)
Less distributions:	From net investment income	0.00
	From net realized gains	(1.40)
	In excess of net realized gains	(0.83)
Total distributions		(2.23)
Net asset value − end of period		4.32
Total return (%)[1]		(24.14)
Ratios/Supplemental Data		
Net expenses to average net assets (%)[2]		2.00
Gross expenses to average net assets (%)[2]		2.04
Ratio of net investment income (loss) to average net assets (%)		(1.46)
Portfolio turnover rate (%)[3]		226
Net assets − end of period ($ x 1,000)		422

[1] Sales charges are not reflected in total return.

[2] Ratio of net expenses to average net assets reflects reductions in the fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of the fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

[3] "Portfolio turnover rate" is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class R	Year Ended December 31, 2000
Per-Share Data ($)	
Net asset value – beginning of period	8.68
Income from investment operations: Net investment income (loss)	(0.03)
Net gains (losses) on securities (both realized and unrealized)	(2.03)
Total from investment operations	(2.06)
Less distributions: From net investment income	0.00
From net realized gains	(1.40)
In excess of net realized gains	(0.83)
Total distributions	(2.23)
Net asset value – end of period	4.39
Total return (%)	(23.28)
Ratios/Supplemental Data	
Net expenses to average net assets (%)[1]	1.00
Gross expenses to average net assets (%)[1]	1.03
Ratio of net investment income (loss) to average net assets (%)	(0.55)
Portfolio turnover rate (%)[2]	226
Net assets – end of period ($ x 1,000)	7

[1] *Ratio of net expenses to average net assets reflects reductions in the fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of the fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.*

[2] *"Portfolio turnover rate" is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class T		Year Ended December 31, 2000
Per-Share Data ($)		
Net asset value – beginning of period		8.68
Income from investment operations:	Net investment income (loss)	(0.02)
	Net gains (losses) on securities (both realized and unrealized)	(2.08)
Total from investment operations		(2.10)
Less distributions:	From net investment income	0.00
	From net realized gains	(1.40)
	In excess of net realized gains	(0.83)
Total distributions		(2.23)
Net asset value – end of period		4.35
Total return (%)[1]		(23.80)
Ratios/Supplemental Data		
Net expenses to average net assets (%)[2]		1.50
Gross expenses to average net assets (%)[2]		1.55
Ratio of net investment income (loss) to average net assets (%)		(0.98)
Portfolio turnover rate (%)[3]		226
Net assets – end of period ($ x 1,000)		29

[1] Sales charges are not reflected in total return.

[2] Ratio of net expenses to average net assets reflects reductions in the fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of the fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

[3] "Portfolio turnover rate" is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Your Investment



ACCOUNT POLICIES

You will need to choose a share class before making an initial investment. Selecting a class in which to invest depends on a number of factors, including the amount and intended length of your investment. In making your choice, you should weigh the impact of all potential costs over the length of your investment, including sales charges and annual fees. For example, in some instances, it can be more economical to pay an initial sales charge than to choose a class with no initial sales charge but with higher annual fees and a contingent deferred sales charge (CDSC).

Two ways to reduce sales charges

Letter of intent: if you agree to purchase at least $50,000 of the fund's shares (or any other Dreyfus Founders and Dreyfus Premier fund sold with a sales charge) over a 13-month period, you pay a reduced sales charge as if you had invested the full amount all at once.

Right of accumulation: allows you to combine your investment in this fund with all your existing investments in any other Dreyfus Founders and Dreyfus Premier funds sold with a sales charge to determine whether you meet the threshold for reduced sales charges.

Consult the Statement of Additional Information (SAI) or your financial representative for more details.

In selecting a class, consider the following:

- **Class A shares** may be appropriate if you prefer to pay the fund's sales charge when you purchase shares rather than upon the sale of your shares, if you want to take advantage of the reduced sales charges available on larger investments, and/or if you have a longer-term investment horizon. Class A shares have no Rule 12b-1 fee.
- **Class B shares** may be appropriate if you wish to avoid a front-end sales charge, if you want to put 100% of your investment dollars to work immediately, and/or if you have a longer-term investment horizon. Class B shares convert automatically to Class A shares after the Class B shares are held for six years.
- **Class C shares** may be appropriate if you wish to avoid a front-end sales charge, if you want to put 100% of your investment dollars to work immediately, and/or if you have a shorter-term investment horizon.
- **Class R shares** are designed for eligible institutions on behalf of their clients. Individuals may not purchase these shares directly.
- **Class T shares** may be appropriate if you prefer to pay the fund's sales charge when you purchase shares rather than upon the sale of your shares, if you want to take advantage of the reduced sales charges available on larger investments, and if you have a shorter-term investment horizon.

Your financial representative can help you choose the share class that is appropriate for you.

Third-party investments

The classes of the fund offered by this prospectus are designed primarily for investors who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. When you open a fund account with these third parties, they may impose policies, limitations and fees which are different from, or in addition to, those described in this prospectus.

Share class charges

Each share class has its own fee structure. In some cases, you may not have to pay a sales charge to buy or sell shares. Consult your financial representative or the SAI to see whether this may apply to you. Because Class A has lower expenses than Class T, you should consider buying Class A shares if you plan to invest $1 million or more in the fund.

Sales charges

Class A and Class T − charged when you buy shares

Your investment	Sales charge deducted as a % of offering price		Sales charge as a % of your net investment	
	Class A	Class T	Class A	Class T
Up to $49,999	5.75%	4.50%	6.10%	4.70%
$50,000 − $99,999	4.50%	4.00%	4.70%	4.20%
$100,000 − $249,999	3.50%	3.00%	3.60%	3.10%
$250,000 − $499,999	2.50%	2.00%	2.60%	2.00%
$500,000 − $999,999	2.00%	1.50%	2.00%	1.50%
$1 million or more*	0.00%	0.00%	0.00%	0.00%

* A 1.00% CDSC may be charged on any shares sold within one year of purchase (except shares bought through reinvestment of dividends).

Class A shares also carry an annual shareholder services fee of 0.25% of the class's average daily net assets.

Class T shares also carry an annual Rule 12b-1 fee of 0.25% and a shareholder services fee of 0.25% of the class's average daily net assets.

Class B − charged when you sell shares

Time since your initial purchase	CDSC as a % of your initial investment or your redemption (whichever is less)
First and second year	4.00%
Third and fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
More than 6 years	Shares will automatically convert to Class A, which has no CDSC

Class B shares also carry an annual Rule 12b-1 fee of 0.75% and a shareholder services fee of 0.25% of the class's average daily net assets.

Class C − charged when you sell shares

A 1.00% CDSC is imposed on redemptions made within the first year of purchase. Class C shares also carry an annual Rule 12b-1 fee of 0.75% and a shareholder services fee of 0.25% of the class's average daily net assets.

Class R − no sales charge, Rule 12b-1 fee or shareholder services fee

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange or redeem shares.

Minimum investments

Account type	Initial	Additional
Regular accounts	$1,000	$100; $500 *for TeleTransfer investments*
Traditional IRAs	$750	no minimum
Spousal IRAs	$750	no minimum
Roth IRAs	$750	no minimum
Education IRAs	$500	no minimum *after the first year*
Automatic investment plans	$100	$100

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum TeleTransfer purchase is $150,000 per day.

The fund's investments are valued based on market value or, where market quotations are not readily available, on fair value as determined in good faith by the company's board of directors ("board"), or pursuant to procedures approved by the board.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the company's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, the fund will first sell shares that are not subject to a CDSC, and then sell those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult the SAI for details.

Before selling recently purchased shares, please note that if the fund has not yet collected payment for the shares you are selling, it may delay sending the proceeds until it has collected payment.

General policies

Unless you decline telephone privileges on your application, you may be responsible for any fraudulent telephone orders as long as reasonable measures were taken to verify the order.

The fund reserves the right to:
- refuse any purchase or exchange request that could adversely affect the fund or its operations, including those from any individual or group that, in the fund's view, is likely to engage in excessive trading (usually defined as more than four exchanges out of the fund within a calendar year).
- refuse any purchase or exchange request in excess of 1% of the fund's total assets.
- change or discontinue its exchange privilege, or temporarily suspend this privilege during unusual market conditions.
- change its minimum investment amounts.
- delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions).

The fund also reserves the right to make a "redemption in kind" — payment in portfolio securities rather than cash — if the amount you are redeeming is large enough to affect fund operations. This right may be exercised only if the amount of your redemptions exceeds the lesser of $250,000 or 1% of the fund's net assets in any 90-day period.

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address
- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call **1-800-554-4611** if you have questions about obtaining a signature guarantee.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C, and R are offered at NAV, but Classes B and C are subject to higher annual operating expenses and a CDSC.

Market timers

Market timing or other abusive trading practices are not permitted in the fund.

Excessive, short-term market timing or other abusive trading practices may disrupt portfolio management strategies and harm fund performance. To minimize harm to the fund and its shareholders, Founders and the fund's distributor reserve the right to reject any purchase order (including exchanges) from any investor believed to have a history of abusive trading or whose trading, in Founders' or the distributor's judgment, has been or may be disruptive to the fund. In making this judgment, Founders and the distributor may consider trading done in multiple accounts under common ownership or control. The fund also reserves the right to delay delivery of your redemption proceeds up to seven days, or to honor certain redemptions with securities, rather than cash, as discussed on the previous page.

Small account policies

To offset the relatively higher costs of servicing smaller accounts, the fund charges regular accounts with balances below $2,000 an annual fee of $12. The fee will be imposed during the fourth quarter of each calendar year.

The fee will be waived for: any investor whose aggregate Dreyfus Founders and Dreyfus mutual fund investments total at least $25,000; IRA accounts; accounts participating in automatic investment programs; and accounts opened through a financial institution.

If your account falls below $500, you may be asked to increase your balance. If it is still below $500 after 30 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund intends to distribute tax-based net realized investment income and any tax-based net realized capital gains on an annual basis each December. From time to time, the fund may make distributions in addition to those described above.

Each share class will generate a different distribution because each has different expenses. Your distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Fund dividends and distributions are taxable to most investors (unless your investment is in an IRA or other tax-advantaged account). The tax status of any distribution is the same regardless of how long you have been in the fund and whether you reinvest your distributions or receive them in cash. In general, distributions are federally taxable as follows:

Taxability of distributions

Type of distribution	Tax rate for 15% bracket	Tax rate for 28% bracket or above
Income dividends	**Ordinary income rate**	**Ordinary income rate**
Short-term capital gains	**Ordinary income rate**	**Ordinary income rate**
Long-term capital gains	**10%**	**20%**

Because everyone's tax situation is unique, always consult your tax professional about federal, state and local tax consequences.

Taxes on transactions

Except for tax-advantaged accounts, any sale or exchange of fund shares may generate a tax liability. Withdrawals or distributions from tax-deferred accounts are taxable when received.

The table above also can provide a guide for potential tax liability when selling or exchanging fund shares. "Short-term capital gains" applies to fund shares sold or exchanged up to 12 months after buying them. "Long-term capital gains" applies to shares sold or exchanged after 12 months.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

For investing

Automatic Asset Builder®	For making automatic investments from a designated bank account.
Payroll Savings Plan	For making automatic investments through payroll deduction.
Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dividend Sweep	For automatically reinvesting the dividends and distributions from one fund into another (not available for IRAs).

For exchanging shares

Auto-Exchange Privilege	For making regular exchanges from one fund into another.

For selling shares

Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	A CDSC will not be charged on Class B shares redeemed under an Automatic Withdrawal Plan ("AWP") for any fund account opened on or after July 24, 2000, or for any existing fund account that adds AWP services on or after July 24, 2000, as long as the amount of the withdrawal does not exceed the greater of:
	◦ an annual rate of 12% of the account value at the time of the first withdrawal under the AWP; or
	◦ an annual rate of 12% of the account value at the time of any subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange in writing or by phone, or by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may have to pay an additional sales charge when exchanging into any fund that has a higher sales charge.

Money market exchange privilege

As a convenience, the fund's shareholders may exchange all or part of their investment in the fund for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc., without paying a CDSC. The Dreyfus Worldwide Dollar Money Market Fund is a money market fund advised by The Dreyfus Corporation that invests in a diversified portfolio of high quality money market instruments. **The shares of Dreyfus Worldwide Dollar Money Market Fund are not offered by this prospectus.** Please contact your financial representative or call **1-800-554-4611** to request a copy of the current Dreyfus Worldwide Dollar Money Market Fund prospectus. Please be sure to read that prospectus carefully before investing in that fund.

TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call, use the TeleTransfer privilege. You can set up TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

Brokerage allocation

Subject to the policy of seeking the best execution of orders at the most favorable prices, sales of fund shares may be considered as a factor in the selection of brokerage firms to execute fund portfolio transactions. The SAI further explains the selection of brokerage firms.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

In Writing

Complete the application.	Fill out an investment slip, and write your account number on your check.	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • Mid-Cap Growth Fund • the dollar amount you want to sell • how and where to send the proceeds
Mail your application and a check to: Dreyfus Founders Funds, Inc. Mid-Cap Growth Fund P.O. Box 6587 Providence, RI 02940-6587 Attn: Institutional Processing	Mail the slip and the check to: Dreyfus Founders Funds, Inc. Mid-Cap Growth Fund P.O. Box 6587 Providence, RI 02940-6587 Attn: Institutional Processing	Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").
		Mail your request to: Dreyfus Founders Funds, Inc. P.O. Box 6587 Providence, RI 02940-6587 Attn: Institutional Processing

By Telephone

Wire Have your bank send your investment to Boston Safe Deposit & Trust Co., with these instructions: • ABA# 011001234 • DDA# 046485 • EEC code 5650 • Mid-Cap Growth Fund • the share class • your Social Security or tax ID number • name(s) of investor(s) • dealer number if applicable	**Wire** Have your bank send your investment to Boston Safe Deposit & Trust Co., with these instructions: • ABA# 011001234 • DDA# 046485 • EEC code 5650 • Mid-Cap Growth Fund • the share class • your account number • name(s) of investor(s) • dealer number if applicable	**TeleTransfer** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
Call us to obtain an account number. Return your application with the account number on the application.	**Electronic check** Same as wire, but before your account number insert "291" for Class A, "292" for Class B, "293" for Class C, "294" for Class R, or "295" for Class T.	
	TeleTransfer Request TeleTransfer on your application. Call us to request your transaction.	

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us at **1-800-554-4611** or call your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. Be sure to maintain an account balance of $5,000 or more.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 6427
Providence, RI 02940-6427
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 6427
Providence, RI 02940-6427
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name and signature
• your account number
• Mid-Cap Growth Fund
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 6427
Providence, RI 02940-6427
Attn: Institutional Processing

 **By Telephone**

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Boston Safe Deposit & Trust Co., with these instructions:
• ABA# 011001234
• DDA# 046485
• EEC code 5650
• Mid-Cap Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• the contribution year
• dealer number if applicable

Electronic check Same as wire, but before your account number insert "291" for Class A, "292" for Class B, "293" for Class C, "294" for Class R, or "295" for Class T.

 **Automatically**

TO ADD TO AN ACCOUNT

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.

TO SELL SHARES

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

Dreyfus Founders Mid-Cap Growth Fund

ACCOUNT APPLICATION

(DO NOT USE FOR KEOGH OR IRA PLANS)

❶ HOW WOULD YOU LIKE TO REGISTER YOUR ACCOUNT?

☐ Individual use line 1   ☐ Joint Registrant use line 2   ☐ Gifts or Transfers to Minors use lines 3, 4 & 5
☐ Corporations, Partnerships, Trusts & Others use lines 6 & 7; and complete the Certification in Section 10

1 _____ | | | |
First Name   Initial   Last Name   Soc. Sec. No.

2 _____ | | | |
Joint tenancy with right of survivorship presumed, unless tenancy in common is indicated.   Soc. Sec. No.

3 _____   **as Custodian for**
Custodian's Name

4 _____   **Under the**
Minor's Name

5 ____ ☐ Uniform Gifts to Minors Act or ☐ Uniform Transfer to Minors Act | | | |
State   Minor's Soc. Sec. No.

6 _____
Name of Corporation or Other Entity. If a Trust, include date of trust instrument.

7 _____ | | | |
                                                         Taxpayer Ident. No.

❷ WHAT IS YOUR MAILING ADDRESS?

_____
Street Address   City   State   Zip Code

_____
(Area Code)   Home Phone No.   (Area Code)   Business Phone No.

☐ If you are not a U.S. Citizen, please check box and specify country of legal residence _____
NOTE: NASD Rules require a broker/dealer to request certain additional information.

❸ HOW MUCH WOULD YOU LIKE TO INVEST?

A. If this is a follow-up application for a previously established
account, please provide your account number here _____

B. For new accounts, make check payable to "Dreyfus Founders Funds, Inc."
Send check to: Dreyfus Founders Mid-Cap Growth Fund, P.O. Box 6587, Providence, RI 02940-6587
after completing the following:

☐ Class A $ _____   ☐ Class B $ _____

☐ Class C $ _____   ☐ Class T $ _____
                                    (Please see the Prospectus for details about each class.)

WIRE: You may request your bank to wire your investment to Boston Safe Deposit & Trust Co., DDA# 046485,
EEC code 5650, Dreyfus Founders Mid-Cap Growth Fund. The wire must include your account registration, address
and Social Security Number or Taxpayer Identification Number. It should also indicate that you are opening a
new account.

Funds were wired on (Date) _____ for $ _____
into Account # _____

❹ WHO IS YOUR FINANCIAL REPRESENTATIVE? (MUST BE COMPLETED)

The undersigned represent(s) and warrant(s) that authorization to purchase and redeem shares of the fund
has been given by the investor(s).

_____
Firm Name   (Area Code)   Phone No.

_____
Branch Address

_____
City   State   County   Zip Code

_____
Name of Representative (Salesperson) and Number, if any   Dealer Code   Branch Code

> **SHAREHOLDER PRIVILEGES** These privileges are subject to the terms set forth in the fund's Prospectus.
> (Corporations, Trusts, Partnerships and other institutions must complete the Certification in Section 10.)

❺ HOW WOULD YOU LIKE TO RECEIVE YOUR INVESTMENT PROCEEDS?

A. Check one (1) box only. If no box is checked, full reinvestment will be assumed.

☐ **FULL REINVESTMENT**-Reinvest all dividends and distributions at net asset value.

☐ **CAPITAL GAIN REINVESTMENT**-Reinvest *distributions of realized securities profits only*, at net asset
value; pay income dividends in cash.

☐ **CASH**-Pay all income dividends and distributions of realized securities profits, if any, in cash.

B. OPTIONAL-If you would like dividend and/or withdrawal checks to be payable to a person or address
other than as registered in Sections 1 and 2 of this form, please indicate here the person or address to
which you would like your distributions to be paid.

_____
Name

_____
Address

_____
City   State   Zip Code

If check is to be paid to a bank, please indicate the bank account number here: _____

In addition, please attach a voided check from the bank account to which distributions will be paid.
If you complete this section, your application must be signature guaranteed.

❻ WOULD YOU LIKE TO ESTABLISH A SYSTEMATIC INVESTMENT PLAN?

Permits the purchase of fund shares at regular intervals selected by you (see Automatic Asset Builder® in
the Prospectus). Fill in the blanks below to indicate which payment frequency is most convenient for you to
have your bank account (as permitted) debited. Amount to be invested: $ _____

• Weekly . . . . Dates: ____ and ____ and ____ and ____
• Bimonthly (twice a month) . Dates: ____ and ____
• Monthly . . . . Date: ____
• Quarterly . . . . Date: ____ and beginning month: _____
• Semiannually . . . . Date: ____ and beginning month: _____
• Annually . . . . Date: ____ and beginning month: _____

NOTE: If a date falls on a non-business day, your fund account will be credited on the next business day.

Attach a voided check or preprinted deposit slip from the bank account to be debited.

Upon receipt of this Application, Dreyfus Transfer, Inc. (the "Transfer Agent") is authorized to credit your
account by initiating periodic, fixed debits to your account indicated above. This service is governed by
Prospectus provisions as well as by the rules of the Automated Clearing House. This service may be terminated or modified at any time without notice.

❼ WOULD YOU LIKE TELESERVICE PRIVILEGES?

TELETRANSFER – Permits electronic transfer of money between your designated bank account and your
Dreyfus Founders mutual fund account by telephone.

☐ **YES,** I (we) want the TeleTransfer privilege.
Please attach a voided check. Money will be wired or transferred only to the account indicated on the check.

☐ **NO,** I (we) do not want the TeleTransfer privilege.

TELEPHONE EXCHANGE – Permits exchanges by telephone among certain Dreyfus Founders and Dreyfus
mutual fund accounts with the same registration.

Unless you check the box below, you will automatically receive the Telephone Exchange privilege.

☐ **NO,** I (we) do not want the **Telephone Exchange** privilege.

The fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions relayed by telephone are genuine and, if it does not follow
such procedures, it may be liable for any losses due to unauthorized or fraudulent instructions.

❽ WOULD YOU LIKE TO QUALIFY FOR A REDUCED SALES CHARGE?

A. LETTER OF INTENT (for Class A and Class T shares)
Investor's Statement of Intention and Price Agreement

☐ Class A   ☐ Class T

MINIMUM INITIAL PURCHASE: $5,000

PLEASE NOTE: Future purchases of Class B and Class C shares can qualify to be used to equal or exceed the
minimum amount checked.

Date: _____ I intend, but am not obligated, to invest in shares of any of the Eligible Funds in the
Dreyfus Founders and Dreyfus Family of Funds, during the 13-month period from the date of my first
purchase (which purchase will be the first purchase within a 90-day period prior to the date of submission
of this Letter of Intent), an aggregate amount which will equal or exceed the minimum amount checked.
(Check one box only.)

☐ $50,000 to less than $100,000
☐ $100,000 to less than $250,000
☐ $250,000 to less than $500,000
☐ $500,000 to less than $1,000,000
☐ $1,000,000 and over

THIS APPLICATION IS NOT PART OF THE PROSPECTUS.

CONTINUED ON REVERSE

Subject to the conditions specified herein and in the Terms of Escrow below, each purchase subsequent to submission of this Letter of Intent will be made at the public offering price applicable to a single transaction of the dollar amount checked above, as described in the then-current Prospectus of the fund in which the purchase is being made.

Upon completion of the total minimum investment specified under this Letter of Intent within the afore-described 13-month period, an adjustment will be made to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to submission of this Letter of Intent. Additionally, if the total purchases within the 13-month period exceed the amount specified above, an adjustment will be made to reflect further reduced sales loads applicable to such purchases. All such adjustments will be made at the conclusion of the 13-month period and in the form of additional shares credited to my account at the then-current offering price applicable to a single purchase of the dollar amount of the total purchases. The Dealer/Service Agent will be liable for the amount of any such adjustment.

I understand that the value of my holdings in the Eligible Funds as defined in Right of Accumulation below (at the offering price prevailing on the date of submission of this Letter of Intent for purposes of a reduced sales load) may be included as a credit toward completion of my Letter of Intent. (See Right of Accumulation below.)

TERMS OF ESCROW

1. Out of my initial purchase (or subsequent purchases if necessary), 5% of the minimum dollar amount specified in the Letter of Intent shall be held in escrow by the Transfer Agent, in shares. All dividends and any capital gain distributions on the escrowed shares will be credited to me. Escrowed shares will not be extended the Exchange Privilege.

2. If I complete the total minimum investment specified under this Letter of Intent within the 13-month period, the escrowed shares will be promptly released to me.

3. If my total purchases pursuant to this Letter of Intent are less than the amount specified by me as my intended aggregate purchases, I will remit to the Transfer Agent an amount equal to the difference between the dollar amount of sales loads actually paid by me and the amount of sales loads which I would have paid if my total purchases had been made at a single time. If I do not pay such difference in sales loads within twenty (20) days after being notified, the Transfer Agent will redeem the number of escrowed shares necessary to obtain the difference in sales loads. Full and fractional shares remaining after this redemption will be released to me.

4. I hereby irrevocably constitute and appoint the Transfer Agent my attorney-in-fact to surrender for redemption any or all escrowed shares.

This Letter of Intent must be received by the Transfer Agent to be considered effective. All future purchases placed directly with Dreyfus Service Corporation must refer to this Statement of Intention.

Terms Accepted:

By _____

_____ _____
Authorized Signature of Dealer/Service Agent   Date

_____
Signature(s) of Investor(s)

B. RIGHT OF ACCUMULATION (For Class A and Class T shares)
Please Note: Purchases of any shares in this fund or any other Dreyfus Founders or Dreyfus Premier fund sold with a sales load (which you already own) qualify towards "Right of Accumulation" for purchases of Class A and Class T shares.

Shares may be purchased at the offering price applicable to the total of (a) the dollar amount then being purchased plus (b) an amount equal to the value of the combined present holdings of the purchaser, his or her spouse, and their minor children of shares of funds in the Dreyfus Founders and Dreyfus Family of Funds and qualified holdings of certain other funds, as described in the Prospectus ("Eligible Funds"). In order for this cumulative quantity discount to be made available, the investor must identify all fund accounts to be considered as qualified holdings. All accounts are subject to verification.

☐ The following accounts qualify for the Right of Accumulation or Letter of Intent as described above and in the Prospectus. Account number(s):

_____ _____ _____

⑨ PLEASE SIGN HERE

If privileges have been selected, all registered owners must sign below, including Corporations, Partnerships and Trusts.

The undersigned warrant(s) that I (we) have full authority and, if a natural person, am (are) of legal age to purchase shares pursuant to this Application, have received a current fund Prospectus and agree to be bound by its terms, and that all representations accompanying this Application pursuant to the regulatory authority of any State, are true. I (We) agree that the Transfer Agent, the fund in which I (we) am (are) investing, Founders Asset Management LLC, The Dreyfus Corporation or any subsidiary or their officers, directors, trustees or employees will not be liable for any loss, expense or cost for acting upon any instructions or inquiries believed genuine. In connection with any applicable telephone privileges, the fund will require its Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions relayed by telephone are genuine and, if it does not follow such procedures, the fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the fund nor its Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

I (we) acknowledge that mutual fund shares are not FDIC-insured. They are not bank deposits, bank obligations or bank-guaranteed. They pose investment risks, including the possible loss of principal.

If you have completed Section 5B, please have this application signature guaranteed. Signature guarantees in proper form are generally accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Programs. Notarization is not acceptable.

Taxpayer Identification Number Certification: Under the penalties of perjury, I (we) certify [1] that the Social Security Number(s) or Taxpayer Identification Number(s) shown in Section 1 of this form is (are) my (our) correct Taxpayer Identification Number(s), [2] that I (we) am (are) not subject to backup withholding either because I (we) have not been notified that I (we) am (are) subject to backup withholding as a result of a failure to report all dividends, or the Internal Revenue Service has notified me (us) that I (we) am (are) no longer subject to backup withholding, and [3] I (we) am (are) a U.S. person (including a U.S. resident alien). NOTE: Strike out item [2] if you have been notified that you are subject to backup withholding by the IRS and you have not received a notice from the IRS advising you that backup withholding has been terminated.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

_____ _____
Individual (or Custodian) – Signature of a U.S. person   Joint Registrant (if any), Corporate Office Partner, Trustee, etc.

_____ _____
Date   Title

⑩ PLEASE CERTIFY THAT YOU ARE A CORPORATION, TRUST, PARTNERSHIP OR INSTITUTIONAL INVESTOR

NOTE: Retain a copy of this document for your records. Any modification of the information below will require an amendment to this form. This document is in full force and effect until another duly executed form is received by the Transfer Agent.

☐ New, dated _____/_____/_____   ☐ Amendment to form, dated _____/_____/_____

Name of Registered Owner   Account No. (If new account, insert "new")

Registered Owner is a: ☐ Corporation/Incorporated Association (Complete Sections **A** & **B**)
                         ☐ Partnership (Complete Sections **A** & **C**)
                         ☐ Trust (Complete Sections **A** & **C**)
                         ☐ Other (Complete Sections **A** & **C**) _____
                         (such as Non-Profit Organization, Religious Organization, Sole Proprietorship, Investment Club, Non-Incorporated Association, etc.)

A. The following named persons are currently officers/trustees/general partners/other authorized signatories of the Registered Owner, and any _____* of them ["Authorized Person(s)"] is/are currently authorized under the applicable governing document to act with full power to sell, assign or transfer securities of [the "fund(s)"] for the Registered Owner and to execute and deliver any instrument necessary to effectuate the authority hereby conferred:

Name	Title	Specimen Signature
_____	_____	_____
_____	_____	_____
_____	_____	_____

The Transfer Agent may, without inquiry, act only upon the instruction of ANY PERSON(S) purporting to be (an) Authorized Person(s) as named in the Certification form last received by the Transfer Agent. The Transfer Agent and the Fund shall not be liable for any claims, expenses (including legal fee(s)) or losses resulting from the Transfer Agent having acted upon any instruction reasonably believed genuine.

B. FOR CORPORATIONS AND INCORPORATED ASSOCIATIONS ONLY
NOTE: **Either** signature guarantee **or** seal is required.

I, _____, Secretary of the above-named Registered Owner, do hereby certify that at a meeting on _____ at which a quorum was present throughout, the Board of Directors of the corporation/the officers of the association duly adopted a resolution, which is in full force and effect and in accordance with the Registered Owner's charter and by-laws, which resolution did the following: (1) empowered the above-named Authorized Person(s) to effect securities transactions for the Registered Owner on the terms described above; (2) authorized the Secretary to certify, from time to time, the names and titles of the officers of the Registered Owner and to notify the Transfer Agent when changes in office occur; and (3) authorized the Secretary to certify that such a resolution has been duly adopted and will remain in full force and effect until the Transfer Agent receives a duly executed amendment to the Certification form.

SIGNATURE GUARANTEED**
Witness my hand on behalf of the corporation/association this _____ day of _____ 20___.

_____
Secretary or other authorized officer who will not be an authorized signatory on this account**

SIGNATURE GUARANTEED** (or Corporate Seal)
The undersigned officer (other than the Secretary) hereby certifies that the foregoing instrument has been signed by the Secretary of the corporation/association.

_____
Certifying Officer of the Corporation or Incorporated Association**

C. FOR ALL OTHER INSTITUTIONAL INVESTORS

SIGNATURE(S) GUARANTEED**

_____
Certifying Trustee(s)/General Partner(s)/Other(s)

_____
Certifying Trustee(s)/General Partner(s)/Other(s)

 * Insert a number. Unless otherwise indicated, the Transfer Agent may honor instructions of any one of the persons named above.
** Signature guarantees in proper form are generally accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Programs. Notarization is not acceptable.

NOTES

NOTES

NOTES

For More Information

Dreyfus Founders Mid-Cap Growth Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available to you free of charge.

Annual/Semiannual Report

Annual and semiannual reports contain the fund's financial statements, portfolio holdings and historical performance. You will also find a discussion of the market conditions and investment strategies that significantly affected the fund's performance in these reports.

Statement of Additional Information (SAI)

A current SAI containing more detailed information about the fund and its policies has been filed with the Securities and Exchange Commission and is incorporated by reference and legally considered a part of this prospectus.

You can request copies of the annual and semiannual reports and the SAI, and obtain other information.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of fund documents can be viewed online or downloaded from the EDGAR database on the Securities and Exchange Commission's Internet site at: http://www.sec.gov

By e-mail, mail or in person from the Securities and Exchange Commission (you will pay a copying fee):

E-mail the Securities and Exchange Commission at publicinfo@sec.gov

Visit or write: SEC's Public Reference Section
Washington, DC 20549-0102
1-202-942-8090

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.